UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value 1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Alvaro Perez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

 This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC”) on August 3, 2007, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC will be available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2006.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa with the SEC on August 3, 2007 and amended from time to time thereafter.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule 14D-9.

ITEM 9. EXHIBITS.

Exhibit No.
(a)(2)(xxx)	Resolutions proposed by the board of directors in relation to each agenda item of the Extraordinary General Shareholder’s Meeting; dated August 7, 2007
(a)(2)(xxxi)	Directors’ report in relation to resolutions in respect of amendment of bylaws; dated August 7, 2007.
(a)(2)(xxxii)	Official announcement of the Extraordinary General Shareholders´ Meeting convened by the Board of Directors of the Company; August 7, 2007.
(a)(2)(xxxiii)	EGSM: Frequently Asked Question document ; August 7, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7 , 2007	Endesa, S.A.

	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema Title: Manager of North America Investor Relations

Exhibit (a)(2)(xxx)

SPECIAL GENERAL SHAREHOLDERS’ MEETING

SEPTEMBER 25, 2007 (IN FIRST CALL)

RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS,
IN RELATION TO EACH ONE OF THE AGENDA ITEMS

Madrid, August 3, 2007

1

Exhibit (a)(2)(xxx)

SPECIAL GENERAL MEETING

SEPTEMBER 25, 2007 (FIRST CALL)

RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS IN RELATION TO EACH AGENDA ITEM

ONE.  Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).

a)	To amend the present article 32 (Limitation of voting rights) of the Corporate Bylaws, by re-wording it in the following terms:

Article 32: Voting rights
The shareholders shall be entitled to one vote for each share they own or represent, except for non-voting shares, which shall be governed by the provisions of article 8 of these Bylaws.

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

TWO.  Amendment of article 37 of the Corporate Bylaws (Number and types of Directors).

a)	To amend the present article 37 (Number and types of Directors) of the Corporate Bylaws, by re-wording it in the following terms:

Article 37: Number of Directors
The Board of Directors shall be formed by nine members minimum and fifteen maximum.  The General Meeting shall be responsible for both the appointment and the removal of the members of the Board of Directors.  The position of Director is eligible for resignation, revocation and re-election.

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

THREE.  Amendment of article 38 of the Corporate Bylaws (Term of office of Director).

a)	To amend the present article 38 (Term of Office) of the Corporate Bylaws, by re-wording it in the following terms:

Article 38: Term of Office of Director
The term of office of Directors shall be four years.  They may be re-elected for periods of like duration.  For the purpose of computing the term of office of the mandate of Directors, the year shall be deemed to begin and end on the date on which the Annual General Meeting is held, or the last day possible on which it should have been held.  If during the term to which the directors were appointed vacancies should take place, the Board may appoint, from among the shareholders, those persons to fill them until the first General Meeting meets.

2

Exhibit (a)(2)(xxx)

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

FOUR. Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).

a)	To amend the present article 42 (Incompatibilities) of the Corporate Bylaws, by re-wording it in the following terms:

Article 42: Incompatibilities of Directors
Those persons subject to the prohibitions of article 124 of the Spanish Corporations Law (Ley de Sociedades Anónimas) and other legal provisions may not be appointed as directors.

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

FIFTH. Authorization to the Board of Directors for the execution and implementation of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for registration and processing of the said resolutions as a public instrument and for correction thereof, as appropriate.

"1.
To delegate to the Company’s Board of Directors the broadest authorities to adopt such resolutions as may be necessary or appropriate for the execution, implementation, effectiveness and successful conclusion of the General Meeting resolutions and, in particular, for the following acts, without limitation:

(i)
clarify, specify and complete the resolutions of this General Meeting and resolve such doubts or aspects as are presented, remedying and completing such defects or omissions as may prevent or impair the effectiveness or registration of the pertinent resolutions;

(ii)
execute such public and/or private documents and carry out such acts, legal businesses, contracts, declarations and transactions as may be necessary or appropriate for the execution and implementation of the resolutions adopted at this General Meeting; and

(iii)	delegate, in turn, to the Executive Committee or to one or more directors, who may act severally and indistinctly, the powers conferred in the preceding paragraphs.

2.
To empower the Chairman of the Board of Directors, Mr. Manuel Pizarro Moreno, the Chief Executive Officer (CEO) Mr. Rafael Miranda Robredo and the Secretary of the Board of Directors and Secretary General Mr. Salvador Montejo Velilla, in order that, any of them, indistinctly, may:

(i)
carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular, inter alia, the powers to appear before a Notary Public in order to execute the public deeds or notarial records which are necessary or appropriate for such purpose, to publish the pertinent legal notices and formalize any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and

3

(ii)
appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish Securities Market Commission (“Comisión Nacional del Mercado de Valores”), the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof.

4

Exhibit (a)(2)(xxxi)

DIRECTORS’ REPORT IN RELATION TO
RESOLUTIONS IN RESPECT OF
AMENDMENT OF BYLAWS

SPECIAL GENERAL SHAREHOLDERS’ MEETING

SEPTEMBER 25, 2007

(IN FIRST CALL)

Madrid, August 3, 2007

Exhibit (a)(2)(xxxi)

REPORT BY THE BOARD OF DIRECTORS OF ENDESA, S.A. IN RELATION TO THE PROPOSED AMENDMENTS TO THE CORPORATE BYLAWS INCLUDED IN ITEMS ONE, TWO, THREE AND FOUR OF THE AGENDA FOR THE SPECIAL GENERAL SHAREHOLDERS’ MEETING, CONVENED FOR SEPTEMBER 25, 2007, AT FIRST CALL

This  Report is formulated in compliance with the provisions of article 144.1.a) of the Spanish Corporations Law (Ley de Sociedades Anónimas), in order to justify the proposal for amendment of the Corporate Bylaws upon which ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. (the “Offerors”) have conditioned the effectiveness of their Public Tender Offer on the Company’s shares.

This proposal is submitted to the consideration and, as the case may be, approval of the Special General Shareholders’ Meeting convened for September 25, 2007, at 11:00 a.m., at first call, and on September 26, 2007, at second call.  In consideration of the Company’s present shareholder composition, it is foreseeable that the General Meeting shall be held at first call.

1.-GENERAL CONSIDERATION

Upon convening the Special General Shareholders’ Meeting, the Board of Directors is doing so in order that Endesa shareholders may have the opportunity to pronounce on the bylaw amendments upon which ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. have conditioned their Public Tender Offer and, therefore, on the effectiveness thereof.
ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. Public Tender Offer, which was authorized by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV) on July 25, 2007, and which offers cash consideration of 40.16 euros per Endesa share, is conditioned on the acquisition of a minimum of ENDESA shares in a number such that, together with those already held by the Offerors and those obtained in the U.S. offering, either directly or indirectly, they represent more than 50% of the shares representing the capital stock of ENDESA, as well as on the amendment of Endesa’s Corporate Bylaws, which is what is submitted to the consideration of the Company’s Special General Shareholders’ Meeting (section II.8 of the Prospectus).

2.-SPECIFIC AMENDMENTS PROPOSED

The specific amendments to the current Corporate Bylaws contemplated by ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. as a condition of their offer and which the Board of Directors is submitting to the General Meeting are as follows:

a)	Elimination of the limitation of voting rights (article 32 of the Bylaws)

Article 32 of Endesa’s current Corporate Bylaws provides that no shareholder may exercise a number of votes grater than what would correspond to 10% of the voting Capital existing from time to time, even though the shares owned thereby may exceed such percentage, as well as an aggregate of accessory rules aimed at clarifying the operability and application of said limitation.

ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. condition the effectiveness of their Public Tender Offer on “the amendment of this article of the bylaws and on the subsequent registration of said amendment with the Mercantile Registry, in such a manner that any limitation or restriction with regard to the number of votes exercisable by Endesa shareholders (individually or collectively) is eliminated.  The Offerors will consider the condition relative to the amendment of this article to have been satisfied, no matter the wording given thereto, provided that it reflects the meaning of the proposed amendment, and provided that the pertinent resolution has been duly registered with the Mercantile Registry” (section II.8.2 of the Prospectus).

2

Exhibit (a)(2)(xxxi)

It is expressly stated for the record that the amendment of this article of the bylaws requires “the favorable vote of more than 50% of the subscribed voting capital, both at first as well as at second call,” in accordance with the provisions of article 32 itself of the Bylaws.

b)	Elimination of the typology of the directors and composition of the Board of Directors (articles 37 and 38 of the Bylaws)

Article 37 of Endesa’s current Corporate Bylaws, apart from providing for the minimum and maximum number of directors to form the Board of Directors and acknowledging the competency of the General Meeting with regard to appointment and removal of directors, regulates the typology of the Directors and the composition of the Board of Directors.

In relation to the typology of the Directors, article 37 establishes three types of Directors:  (a)  those who are associated, professionally and permanently, with the Company;  (b)  those whose association with the Company is circumscribed to their status as a Board member; and (c)  those who belong to the Board of Directors as a consequence of their stakeholding in the Company’s capital.  And in relation to the composition of the Board, the said article provides that the Directors referred to in section (b), supra, shall be the majority with respect to the total Directors who, from time to time, form the Board, provided that this is permitted by the number of Directors elected in exercise of the shareholders’ right to have representation on the Board in proportion to their stake in the Capital Stock.

Article 38 of Endesa’s Corporate Bylaws, for its part, regulates the term of office of Director.  For this purpose, it establishes that such term shall be four years, and the Directors may be re-elected for like periods although with the exception of the Directors referred to in section (b), supra, who may only be re-elected for a second mandate.

ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L condition the effectiveness of their Public Tender Offer “on the amendment of these articles and the subsequent registration of said amendment with the Mercantile Registry, in such a manner that the requisites of typology of the directors and majority composition of Endesa’s Board of Directors are eliminated.”  Said condition shall be deemed to have been satisfied, no matter the wording given to the articles, “provided that they reflect the meaning of the proposed amendments, and provided that the relevant resolutions have been duly registered with the Mercantile Registry” (section II.8.2 of the Prospectus).

c)	Elimination of conditions for the appointment of Director (article 42 of the Bylaws)

Article 42 of Endesa’s current Corporate Bylaws basically establishes the following limitations and incompatibilities of the Directors:  (a)  the age to be appointed a Director, which may not exceed 70 years or 65 years in the case of the Chief Executive Officer; (b)  the performance of positions or duties of representation, management or advice at competing companies or at companies that dominate or control competing companies; (c)  the simultaneous membership in more than five Boards of Directors, excluding the Boards of the group companies and of other circumstances; and (d)  the performance of positions at entities that are habitual customers or suppliers of goods and services of the Company when this status may lead to a conflict of interest with the Company. Article 42 also establishes that said scheme of incompatibilities must be implemented by the Board Regulations.

3

Exhibit (a)(2)(xxxi)

ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. condition the effectiveness of their Public Tender Offer on the amendment of this article “in such a manner that no condition shall be required in order to be appointed as a member of Endesa’s Board of Directors or Chief Executive Officer, other than the non-occurrence of incompatibilities established by law” (section II.8.2 of the Prospectus), and also specifies that the condition shall be deemed to have been satisfied, no matter the wording given to article 42, “provided that it reflects the meaning of the proposed amendment, and provided that the relevant resolution has been duly registered with the Mercantile Registry.”

3.-TEXT OF PROPOSED AMENDMENTS

Attached is a Schedule which contains the present wording and that resulting from the amendments proposed to the articles indicated therein.

4.-COMPLIANCE WITH CONDITIONS CONTEMPLATED IN ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L.’s PUBLIC TENDER OFFER AND CONSEQUENCES OF THE LACK OF APPROVAL THEREOF

This condition refers to Endesa’s General Shareholders’ Meeting adopting the pertinent resolutions referring to bylaw amendments and that said resolutions be registered with the Mercantile Registry of Madrid, inasmuch as ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. consider that said registration “is of the essence to determining that the condition has been satisfied, without prejudice to the possibility available to them of waiving said condition.”

It is expressly stated for the record that, in the event that the aforesaid bylaw amendments are not approved, the Public Tender Offer would remain null and void, unless the offerors waive the satisfaction of such conditions.  Specifically, as results from article 24.2.II of Royal Decree 1197/1991, of July 26, on the scheme of public tender offers, in the case of conditions the satisfaction of which implies the adoption of resolutions by the corporate bodies of the affected company, “the offer shall remain null and void when on the last day of the acceptance period,” as extended, as the case may be, in accordance with the provisions of the Royal Decree itself, “the conditions have not been satisfied, unless the offeror waives this satisfaction.”

As pointed out in section III.2.4 of the Prospectus: “The Offerors may waive the said conditions.  The decision to waive the conditions must be adopted jointly by the Offerors, without a waiver of the conditions made by one Offeror taking effect if the other one does not also decide in favor of such waiver.  In any case, the adoption of the decision to waive the conditions on the part of ENEL requires the consent of the banking syndicate that has granted it financing to carry out this Offering.  Nevertheless, consent of the banking syndicate that has granted financing to ACCIONA is not required either to amend or to waive the conditions to which this Offering is subject.”

5.-OPINION OF THE BOARD

4

Exhibit (a)(2)(xxxi)

In view of the foregoing, and in order that Endesa’s shareholders may pronounce on the bylaw amendments upon which ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. Public Tender Offer is conditioned and, therefore, on the effectiveness itself of the Offer, the Board of Directors recommends to the shareholders to participate in the Special General Shareholders’ Meeting and to vote in favor of the approval thereof.

Madrid, August 3, 2007

5

Exhibit (a)(2)(xxxi)

ANNEX 1 – PROPOSED AMENDMENTS TO CORPORATE BYLAWS

CURRENT BYLAWS	PROPOSED AMENDMENTS

Article 32: Limits of voting rights

Shareholders will have one voting right for each share that they own or represent, save the non-voting shares, which will be governed by the provisions of Section 8 of these Articles of Association. As an exception to the provisions of the previous sentence, in relation to the shares that a shareholders owns, he may not exercise a greater number of votes than 10% of the Company’s total share capital with voting right at each time, even when the shares that he owns exceed 10% of the share capital.

To count the maximum number of votes that each shareholder may cast and for the purpose of the foregoing provisions, the shares that each one of them owns must be included. However the shares owned by other persons whom the foregoing shareholders present may be representing and voting for, will be excluded from the foregoing calculation but will be subject to the application of the 10% limit on the votes that each represented shareholder owns.

The limit established in the previous paragraphs will also be applicable to the number of votes that, at the most, two or more shareholding companies belonging to the same group of companies may cast, whether jointly or separately. This limit will likewise be applicable to the number of votes that, at the most, a shareholder that is a natural person and the entity or entities that are also a shareholder and that are controlled by the natural person, may cast, whether jointly or separately.

For the purposes mentioned in the foregoing paragraph, in order to consider the existence of a group of entities, reference will be made to the provisions of section 4 of the Stock Exchange Act of 28 July 1998. It will be deemed that a natural person controls one or several entities when one of the control circumstances that section 4 of said Act requires of a parent company with respect to its subsidiaries, occurs in the relations between the aforementioned person and the Company or companies referred to.

Article 32: Voting rights

The shareholders shall be entitled to one vote for each share they own or represent, except for non-voting shares, which shall be governed by the provisions of article 8 of these Bylaws.

6

Exhibit (a)(2)(xxxi)

Likewise, and for the purpose of this Section, the relation of any shareholder who is a natural or legal entity with interposed, trustees or the equivalent entities, which in turn are shareholders of the Company, as well as its relations with funds, investments institutions or similar entities that are also shareholders of the Company, or with other shareholders through the unionization of votes, will be equalized to the control relation of section 4 of the Stock Exchange Act when the exercise of the voting right of the shares held by these entities is directly or indirectly determined by the shareholder concerned.

In the days before the Shareholders’ Meeting is held at first notice, the Chairman of the Board of Directors may summon any shareholder to inform the Company through its Chairman within a maximum period of 48 hours, of the shares that he directly owns and of the shares owned by third parties that the shareholder concerned directly or indirectly controls. The Chairman may comment as he deems appropriate at the Shareholders’ Meeting, at the time of constitution of the Meeting, in order to guarantee the compliance with these Articles of Association in relation to the exercise of voting rights by shareholders. Shares belonging to the same holder, to a group of entities or to a natural person or legal entity and to the entities that said natural person or legal entity controls, will be computable in their entirety between the shares that attend the Meeting to obtain the necessary capital for valid constitution. However, for voting purposes, the voting limit of 10% established in this Section will be applicable to the shares. To amend this Section, a vote in favor exceeding 50% of the subscribed capital with voting right will be required at the relevant Shareholders’ Meeting both at first and second notice.

7

Exhibit (a)(2)(xxxi)

Article 37: Number and types of Board Members

The Board of Directors will comprise at least nine and at most fifteen members.

There will be two types of Board Members:

a) Those that are bound professionally and permanently to the Company;

b) Those that are bound to the Company by virtue of their condition of Board Member and,

c) Those who are Members of the Board of Directors by virtue of their shareholding in the share capital of the Company.

The Board Members made reference to in point b) above, will be the majority with respect to the total Board Members that at each time form the Board, provided that the number of Board Members chosen through the exercise of the shareholders’ right to be represented on the Board of Directors, in proportion to their share of the share capital, so allows.

The Board of Directors is responsible for the appointment and removal of Board Members. A Board Member may resign, be removed or re-elected.

Article 37: Number of Directors

The Board of Directors shall be formed by nine members minimum and fifteen maximum.  The General Meeting shall be responsible for both the appointment and the removal of the members of the Board of Directors.  The position of Director is eligible for resignation, revocation and re-election.

Article 38: Term of office

Board Members shall hold their office for a period of four years, after which they may be re-elected for periods of an equal term, save in the case of the Board Members made reference to in point b) of the previous section, in whose case they may only be re-elected for a second term.

For the purpose of calculating the term of office of the Board Members, it must be understood that a year begins and ends on the day on which the Annual Shareholders’ Meeting is held, or on the last possible day on which it should have been held.

In the event of vacancies during the term for which Board Members are appointed, the Board of Directors may designate persons from among the shareholders, who will occupy the vacancies until the first Shareholders’ Meeting.

Article 38: Term of office of Director

The term of office of Directors shall be four years.  They may be re-elected for periods of like duration.  For the purpose of computing the term of office of the mandate of Directors, the year shall be deemed to begin and end on the date on which the Annual General Meeting is held, or the last day possible on which it should have been held.  If during the term to which the directors were appointed vacancies should take place, the Board may appoint, from among the shareholders, those persons to fill them until the first General Meeting meets.

8

Exhibit (a)(2)(xxxi)

Article 42: Incompatibilities

1) The Board Regulations will establish a system of limits and incompatibilities for the Board Members, of which the following will be applicable in any case:

a) No person may be appointed as Board Member if is aged over 70 years. A Chief Executive Officer may not be aged over 65 years, although he may continue to hold the post of Board Member subsequently.

b) The performance of the duties of representative, manager or advisor in companies of the competence or in parent companies or in those that control competing companies. Simultaneous membership on more than five Boards of Directors, excluding the Boards of Directors of the different investee undertakings referred to in section 36.2 of the Articles of Association, the Boards of Directors of the Group or shareholding company that the Board Member represents and the Statutory Bodies of the companies in which the Board Member’s participation through his interests, personal or family, give him the right to be a member.

c) Persons who may not be Directors of the Company those who in their own name or through a third party hold any office in companies which are customers or suppliers of goods and services to the Company, or are legal representatives of those companies or are linked to these, provided that such appointment may entail a conflict of interests with those of the Company. Financial institutions in their capacity of providers of financial services to the Company are excepted from the above.

d) The following may not hold the status of members of the Board:  those who, themselves or through a shell person, hold positions at entities that are habitual customers or suppliers of goods and services of the Company, are representatives of the said entities or are associated therewith, whenever this status may lead to a conflict of interest with the company.  Excepted from the above are financial institutions in their capacity as the suppliers of financial services to the Company.

Article 42: Incompatibilities of Directors

Those persons subject to the prohibitions of article 124 of the Spanish Corporations Law (Ley de Sociedades Anónimas) and other legal provisions may not be appointed as directors.

9

Exhibit (a)(2)(xxxii)

ENDESA, Sociedad Anónima
(ENDESA)
Special General Shareholders’ Meeting

On August 3, 2007, the Board of Directors of the Company resolved to convene the Special General Shareholders’ Meeting, to be held in Madrid, in Pavilion No. 9 of the trade fair grounds and convention center Parque Ferial Juan Carlos I (IFEMA), on September 25, 2007, at 11:00 a.m. in first call.  In the event that the General Meeting cannot be held in first call because the necessary quorum is not achieved, it will be held in the same place and at the same time on September 26, 2007, in second call.  (It is foreseeable, in consideration of the Company’s present shareholder structure, that the Meeting will indeed be held in first call), in accordance with the following

AGENDA

ONE.  Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).

TWO.  Amendment of article 37 of the Corporate Bylaws (Number and types of Directors).

THREE.  Amendment of article 38 of the Corporate Bylaws (Term of office of Director).

FOUR.  Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).

FIVE.  Authorization to the Board of Directors for the execution and implementation may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument, registration thereof and, as the case may be, correction thereof.

SUPPLEMENT TO MEETING NOTICE

In accordance with article 97.3 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”), shareholders who represent at least five percent of the capital stock may request that a supplement to this meeting notice be published, including one or more items on the Agenda for the General Meeting.  The exercise of this right must be made by attestable notice which must be received at the Company’s registered offices, at calle Ribera del Loira, 60, 28042-Madrid, attention:  Secretary-General and Secretary of the Board of Directors, within five days following the publication of this official meeting notice.

PARTICIPATION OF NOTARY PUBLIC AT GENERAL MEETING

The minutes of the Special General Shareholders’ Meeting shall be drawn up by a Notary Public who is a member of the Madrid College of Notaries Public, as so requested for this purpose by the Directors, in accordance with the provisions of article 114 of the Spanish Corporations Law, as amended, in relation to article 101 of the Mercantile Registry Regulations, article 34 of the Corporate Bylaws and article 21 of the General Meeting Regulations.

1

Exhibit (a)(2)(xxxii)

ATTENDANCE PREMIUM

Shareholders who participate in any form at the Special General Meeting, whether directly, by proxy, or by long-distance voting, shall be entitled to receive an ATTENDANCE PREMIUM of fifteen euro cents gross per share (0.15 euros gross per share), provided that they have them recorded in the pertinent book-entry ledger five days in advance of the date scheduled for holding the General Meeting in first call.  Payment shall be made through the member entities of the clearinghouse Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR).

RIGHT TO ATTEND AND PUBLIC REQUEST FOR PROXY

The following may attend the Special General Shareholders’ Meeting:  shareholders who, individually or pooled with others, are the owners of at least 50 shares, provided that they have them registered in the pertinent book-entry ledger five days in advance of the holding of the Meeting, and are in possession of the pertinent attendance card.  The shares of Endesa are represented through the book-entry system, as a consequence of which attendance, voting and proxy cards shall be issued and provided by the financial institutions participating in IBERCLEAR at which the shareholders have their shares deposited, without prejudice to the certificates of standing issued in accordance with the entries of the accounting ledger of the pertinent responsible or member institution.

Each shareholder entitled to attend may have himself or herself represented at the Special General Shareholders’ Meeting by means of another person, in accordance with the provisions on this subject matter of article 106 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”), the Corporate Bylaws and the General Meeting Regulations.

In case of proxies sent to the Company or granted in favor of its Directors or of the Secretary of the Board of Directors, whether directly or through the entities acting as custodian of the shares or entrusted with recording the book-entries in relation thereto, the following rules shall apply, unless otherwise directed by the grantor shareholder.

In the event that the person to whom the proxy is delegated is not named, said proxy shall be deemed to be granted to the Secretary of the Board of Directors.

If the proxyholder so appointed is legally subject to a conflict of interest in voting on any of the proposals which, on or off the Agenda, are submitted to the Special General Shareholders’ Meeting, the proxy shall be deemed to be delegated to the Secretary of the Board of Directors, unless otherwise directed by the grantor shareholder. Likewise, the proxy extends to those matters which, even if not appearing on the meeting Agenda, may be submitted to voting at the Special General Shareholders’ Meeting.  In this case, and unless otherwise directed by the grantor shareholder, the proxyholder shall cast a vote in the direction he or she deems most favorable to the interests of the grantor shareholder.

2

Exhibit (a)(2)(xxxii)

Said Proxies shall contain the shareholder’s voting instructions, it being understood that, if such instructions are not given, the proxyholder shall (1) vote in favor of the proposed resolutions presented by the Board of Directors and of the business included on the Agenda formulated thereby, and against the proposed resolutions included in the supplement to the Agenda formulated, as the case may be, in accordance with article 97.3 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”).  2.  In the event that during the Special General Shareholders’ Meeting alternative proposals are presented on the business included on the Agenda and they are submitted to voting, the proxyholder shall exercise the vote in the sense he deems most favorable to the interest of the grantor shareholder.

GENERAL INFORMATION

It is expressly stated for the record that the amendment of the aforesaid articles of the Corporate Bylaws constitutes a condition to which ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.l. (the “Offerors”) have subjected the effectiveness of the public tender offer formulated by the said company on Endesa’s shares.  Consequently, the lack of approval of the said resolutions to amend the bylaws could lead to the tender offer becoming void, unless the offerors waive satisfaction of the condition.  Shareholders may consult the Prospectus and other documentation in relation to the tender offer on Endesa’s website (www.endesa.es) or on the website of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV) (www.cnmv.es).

Duly in advance of the date the Special General Shareholders’ Meeting is to be held, and following the appropriate legal consultations, the Board of Directors shall make public the criteria which, in accordance with the provisions of article 32 of the Corporate Bylaws, must be followed in order to form the necessary majority to proceed with the amendment thereof.

RIGHT TO INFORMATION

In accordance with article 144.1.a) of the Spanish Corporations Law (“Ley de Sociedades Anónimas”) and as otherwise provided by the said law, as amended, the shareholders may examine at the registered offices and obtain from the Company, immediately and free of charge, the following texts and documentation:

Full text of the proposed resolutions in relation to each one of the agenda items.
Directors’ Report in relation to the resolutions in respect of bylaw amendments.

All texts and documentation relating to the Special General Shareholders’ Meeting may be consulted and obtained on the company’s website www.endesa.es.  Likewise, the shareholders are informed that the Special General Shareholders’ Meeting may be followed on the above-mentioned website.

DELIVERY OF DOCUMENTATION

For shareholders’ greater convenience and in order to avoid crowds at the entrance to the premises at which the Special General Shareholders’ Meeting will be held, the delivery of the documentation referred to above and of the attendance gift shall take place, subject to presentation of the attendance card, at the registered offices of the Company, located at c/Ribera del Loira, no. 60, Monday through Friday from 9:00 a.m. through 2:00 p.m. and from 4:00 p.m. through 6:00 p.m.

3

Exhibit (a)(2)(xxxii)

RULES ON LONG-DISTANCE VOTING AND GRANTING OF PROXY

The Board of Directors of Endesa has decided, in accordance with the provisions of article 30 bis of the Corporate Bylaws and article 20 bis of the General Meeting Regulations, that at this Special General Shareholders’ Meeting, the following rules on the subject of long-distance voting and granting of proxy shall apply as from the date of publication of the pertinent meeting notice:

1.	VOTING THROUGH LONG-DISTANCE COMMUNICATION
Endesa shareholders entitled to attend and vote may cast their vote in relation to the agenda items of the Special General Shareholders’ Meeting through long-distance communication and prior to the General Meeting being held, in the terms contemplated by the Spanish Corporations Law, article 30 bis of the Corporate Bylaws, and articles 10 and 20 bis of the General Meeting Regulations.
1.1	Means for casting long-distance vote
The long-distance means of communication valid for casting a long-distance vote are as follows:
(i)	Electronic means:
In order to cast a long-distance vote by electronic communication with the Company, Endesa shareholders must do so through the Company’s webpage www.endesa.es, accessing the space dedicated to the Special General Shareholders’ Meeting, under the section of long-distance voting and granting of proxy.  In accordance with the provisions of the Bylaws and the General Meting Regulations, the mechanism for casting a vote by electronic means must afford due guarantees of authenticity and identification of the shareholder exercising the said voting right.  The guarantees which, in accordance with the provisions of article 20 bis of the General Meeting Regulations, the Board of Directors deems adequate in order to ensure the authenticity and identification of the shareholder exercising his or her voting right are the recognized electronic signature and the advanced electronic signature, in the terms provided by Law 59/2003, of December 19, on electronic signature, provided that they are based on a recognized electronic certificate in relation to which there is no record of revocation and which has been issued by the Spanish Certification Public Authority (CERES) dependent upon the Spanish National Mint.  Those shareholders in possession of an electronic signature that meet the requisites indicated above and are identified through such signature, as well as those shareholders who possess the electronic National Identity Card (DNIe), may cast their vote in relation to the agenda items of the Special General Shareholders’ Meeting, through the Company’s website www.endesa.es, by following the procedure established therein.
(ii)	Postal mail:
In order to cast a long-distance vote by postal mail, shareholders must complete and sign the section “Long-Distance Voting by Post” of the attendance, proxy and long-distance voting card issued as a hardcopy by the entity participating in IBERCLEAR at which they have their shares deposited.  Once the attendance, proxy and long-distance voting card has been completed and signed in the section assigned to “Long-Distance Voting by Post”), the shareholder may send it:

4

Exhibit (a)(2)(xxxii)

1.	By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS– SPECIAL GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
2.	By means of the postage-paid, business reply envelope included, as the case may be, with the card.
3.	By messenger service equivalent to postal mail to the address indicated above.
4.	By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited.
In the event that the attendance card issued by the entity participating in IBERCLEAR does not include the section dedicated to “Long-Distance Voting by Post”, a shareholder who wishes to vote long-distance by post must download from Endesa’s webpage www.endesa.es and print out a hardcopy of the Long-Distance Voting Card, complete and sign it together with the attendance card Issued by the participating entity in IBERCLEAR.  Once both cards have been completed and signed, the shareholder shall send them:
1.	By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS– SPECIAL GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
2.	By messenger service equivalent to postal mail to the address indicated above.
3.	By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited.
2.	DELEGATION OF PROXY BY MEANS OF LONG-DISTANCE COMMUNICATION
Endesa shareholders may delegate their proxy through long-distance communication prior to the Special General Shareholders’ Meeting being held, in the terms contemplated by the Spanish Corporations Law, article 30 bis of the Corporate Bylaws and article 20 bis of the General Meeting Regulations and in those set forth above in this official meeting notice.
2.1	Means for delegating proxy
The long-distance means of communication valid for delegation of proxy are as follows:
(i)	Electronic means:
In order to delegate a proxy by electronic communication with the Company, Endesa shareholders must do so through the Company’s webpage www.endesa.es, accessing the space dedicated to the Special General Shareholders’ Meeting, under the section of long-distance voting and granting of proxy.  In accordance with the provisions of the Bylaws and the General Meeting Regulations, the mechanism for casting a vote by electronic means must afford due guarantees of authenticity and identification of the shareholder exercising the said voting right.  The guarantees which, in accordance with the provisions of article 20 bis of the General Meeting Regulations, the Board of Directors deems adequate in order to ensure the authenticity and identification of the shareholder exercising his or her voting right are the recognized electronic signature and the advanced electronic signature, in the terms provided by Law 59/2003, of December 19, on electronic signature, provided that they are based on a recognized electronic certificate in relation to which there is no record of revocation and which has been issued by the Spanish Certification Public Authority (CERES) dependent upon the Spanish National Mint.  Those shareholders in possession of an electronic signature that meet the requisites indicated above and are identified through such signature, as well as those shareholders who possess the electronic National Identity Card (DNIe), may delegate their proxy through the Company’s webpage www.endesa.es, by following the procedure established therein. A shareholder who delegates his or her proxy electronically is required to notify the proxyholder so appointed of the proxy so delegated.  When the proxy is delegated to a Director or to the Secretary of the Board of Directors of Endesa this notice shall be deemed to be given by means of the receipt of such electronic proxy by Endesa.  On the day and in the place where the General Meeting is to be held, the appointed proxyholders shall identify themselves through their National Identity Card or Passport in order that the Company may check the proxy granted, accompanied, as the case may be, by a copy of the said electronic proxy.  The proxyholder may only cast the vote of the grantor by attending the General Meeting in person.

5

Exhibit (a)(2)(xxxii)

(ii)	Postal mail:
In order to delegate a proxy by postal mail, shareholders must complete and sign the proxy section of the attendance card issued as a hardcopy by the entity participating in IBERCLEAR.  The person to whom voting is delegated may only vote by attending the General Meeting in person.
The shareholder may send the card, duly completed and signed:
1.	By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS– SPECIAL GENERAL SHAREHOLDERS’ MEETING ), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
2.	By means of the postage-paid, business reply envelope included, as the case may be, with the card.
3.	By messenger service equivalent to postal mail to the address indicated above.
4.	By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited
On the day and in the place where the Special General Shareholders’ Meeting is to be held, the appointed proxyholders shall identify themselves through their National Identity Card or Passport in order that the Company may check the proxy granted, accompanied, as the case may be, by a copy of the said proxy.
3.	BASIC RULES FOR LONG-DISTANCE VOTING AND DELEGATION OF PROXY
3.1	Deadline for receipt by the Company of long-distance proxies and votes.
           In order to be valid and in accordance with the provisions of the General  Meeting Regulations, both long-distance proxies as well as votes (whether electronic or postal) shall be received by the Company 24 hours prior to the day and time scheduled for the Special General Shareholders’ Meeting to be held in first call.  If not, the proxy shall be deemed not to have been granted and the vote not cast, unless the subsequent receipt, albeit prior to the holding of the Special General Shareholders’ Meeting allows performing the proper verification and computation with a view towards the preparation and holding thereof.
3.2	Rules of preference between proxy, long-distance vote and presence at General Meeting
3.2.1	Priorities between proxy, long-distance vote and physical attendance
(i)
Personal attendance at a Special General Shareholders’ Meeting by a shareholder who had previously delegated or voted long distance, no matter the means used to cast the vote, shall render the said proxy or vote null and void.

(ii)
Furthermore, a vote, no matter the means used to cast it, shall render ineffective any electronic proxy or proxy by printed card, even if previous, which shall deemed to be revoked, or subsequent, which shall be deemed not to have taken place.

6

Exhibit (a)(2)(xxxii)

3.2.2	Priorities between proxies
In the event that a shareholder validly makes several proxy delegations, the last one received by the Company shall prevail.
3.2.3	Priorities between long-distance votes
A shareholder may validly vote long distance only once in relation to each position of securities.  In the event that a shareholder makes several long-distance votes with respect to the same shares, whether electronically or by postal mail, the vote first received by the Company shall prevail, and any votes received on a subsequent date shall be invalid.  A revocation or modification of that long-distance vote shall require the personal attendance of the shareholder at the Special General Shareholders’ Meeting.
3.3	Specificity of long-distance vote
A shareholder who wishes to vote by distance (through electronic means or postal mail) must indicate the specific direction of his or her vote for each one of the items included on the Agenda. If, in relation to any of the Agenda items, he or she does not specify the direction of his or her vote, he or she shall be deemed to have voted in favor of the proposals of the Board of Directors on the business included on the Agenda as formulated by the latter, and against the further proposed resolutions included in the supplement to the agenda formulated, as the case may be, in accordance with article 97.3 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”).
3.4	Other Provisions
In the event that electronic means are employed, only one electronic action per each type of operation (one vote and one proxy) may be utilized.
Both a long-distance proxy as well as a vote shall remain null and void as a consequence of the disposal of the shares which entitle attendance of which the Company becomes aware.
The shareholder is exclusively responsible for the custody of his electronic signature in order to vote or delegate a proxy electronically.
3.5	Special Rules
Shareholders that are legal entities and those not resident in Spain must consult with the Shareholder Relations Line 900 666 900 the possibility, as the case may be, of adapting, with proper guarantees, the long-distance voting and proxy mechanisms to their peculiarities.
Furthermore, in the event that the shareholder is a legal entity, the latter must notify the Company of any change or revocation in the powers held by its representative and, therefore, Endesa declines any liability until such notification takes place.
4.	TECHNICAL INCIDENTS
Endesa reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms when so required for technical or security reasons.
Endesa shall not be liable for any damages which may be caused to a shareholder arising out of breakdowns, overloads, dropped lines, failed connections, malfunctioning of postal service or any other eventuality of a like or similar nature, removed from the will of Endesa, which prevent the use of the long-distance voting and proxy mechanisms.

ADDITIONAL INFORMATION

The personal data submitted by shareholders for the exercise or delegation of their rights to attend and vote at the General Meeting shall be processed by the Company for the sole purposes of allowing the exercise of these rights.  When legally applicable, rights to access, rectification, cancellation and opposition may be exercised.

7

Exhibit (a)(2)(xxxii)
For any clarification concerning the delivery of documentation and any other aspect referring to this meeting notice, shareholders are directed to the Information Office located at the registered offices, calle Ribera del Loira, no. 60, Madrid, either in person or by telephoning 900 666 900 from 9:00 a.m. through 2:00 p.m. and from 4:00 p.m. through 6:00 p.m., Monday through Friday.

FORECASTED DATE OF GENERAL MEETING

ENDESA HEREBY INFORMS ITS SHAREHOLDERS THAT, GIVEN THE COMPANY’S PRESENT SHAREHOLDER COMPOSITION, IT IS FORESEEABLE THAT THE SPECIAL GENERAL SHAREHOLDERS’ MEETING WILL BE HELD IN FIRST CALL, THAT IS, ON SEPTEMBER 25, 2007, IN THE PLACE AND AT THE TIME INDICATED ABOVE.

Madrid, August 6, 2007
Secretary General and Secretary of the Board of Directors
Salvador Montejo Velilla

8

Exhibit (a)(2)(xxxiii)

FAQs(*)

CONTENTS

I-	The purpose of Endesa’s Extraordinary General Shareholders’ Meeting

II-	Announcement and convening of the meeting, quorum, place and time

III-	Right to information

IV-	Attendance fee

V-	Methods of participating in the Shareholders’ Meeting

a.	DELEGATION OF PROXY
i.	Through long-distance communication
1.	By electronic means
2.	By postal mail
ii.	Attendance of the proxyholder at the Shareholders’ Meeting
iii.	Delivery of the proxy card to the Company Headquarters or to the premises set up for this purpose

b.	LONG-DISTANCE VOTING
i.	By electronic means
ii.	By postal mail

c.	DELIVERY OF THE ATTENDANCE CARD TO THE COMPANY HEADQUARTERS OR TO THE PREMISES SET UP FOR THIS PURPOSE

d.	ATTENDING THE SHAREHOLDERS’ MEETING

VI-	Voting and adoption of resolutions at the Shareholders’ Meeting

VII-	The Public Tender Offer

(*)
This Frequently Asked Question (FAQ) document will not apply to holders of Endesa’s American Depositary Shares (ADS) in certificate and holders of Endesa’s ordinary shares who hold their shares through a custodian bank not member of IBERCLEAR. Procedures and dates to participate and/or to vote might be different to those explained in this document for this these types of holder.

Therefore, if you are anyone of the above mentioned types of holder you are urged to contact your custodian banks, such as a broker, bank or trust company, or depositary bank where your securities are held, for information.

If your custodian bank or depositary bank do not have proxy services or you face any other problem to participate please call Endesa´s proxy agent, D. F. King & Co. for assistance, at:
•	Toll-Free in Europe: + (800) 5464-5464
•	Toll-Free in the United States: + 1 (800) 967-7921.

Notice:

Investors are urged to read the Prospectus, Report, Notice of Endesa’s EGM and other material relating thereto, all as filed with the Comisión Nacional del Mercado de Valores (the "CNMV") as well as Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 as amended from time to time and filed by Endesa with the U.S. Securities and Exchange Commission (the “SEC”).

Such documents, further amendments thereto and other public filings made from time to time by Endesa with the CNMV or the SEC contain important information and are available without charge from Endesa’s website at www.endesa.es, from CNMV’s website at www.cnmv.es and from SEC’s website at www.sec.gov as well as at Endesa’s principal executive offices in Madrid (Spain) and the principal executive offices of the offerors.

I-	The Purpose of Endesa’s Extraordinary General Shareholders’ Meeting

1.	Why has this Extraordinary General Shareholders’ Meeting been called?

As you probably already know, Acciona, S.A. and Enel Energy Europe S.r.l. jointly has made a public tender offer (“The Offer”) to all Endesa shareholders for a price of Euro 40.16 per share. This offer is conditional on specific amendments being made to Endesa’s Corporate Bylaws.

The Board of Directors has called this Extraordinary General Shareholders’ Meeting so that Endesa’s shareholders can decide whether or not these Corporate Bylaws should be amended.

The agenda of the Extraordinary General Shareholders’ Meeting is as follows:

•	Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).
•	Amendment of article 37 of the Corporate Bylaws (Number and classes of Directors).
•	Amendment of article 38 of the Corporate Bylaws (Term of office of Directors).
•	Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).
•
Authorization to the Board of Directors for the execution and implementation may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument, registration thereof and, as the case may be, correction thereof.

2.	Why is your participation important?

•	If you do not participate you will not receive the attendance fee.
•	The amendment of art. 32 of the bylaws requires the favourable vote of more than 50% of the subscribed voting capital
•	Non attendance will be equivalent to a “no” vote.
•	In the event that bylaws are not changed, shareholders may not have the option to sell their shares in this public tender offer.

2.1   What should I do to participate?

There are several ways. The easiest one is to send back a completed and signed attendance card, which your financial institution has sent or will be sending you and that will entitle you to participate in this Shareholders Meeting.

Please do not confuse the attendance card with the acceptance form for Acciona´s and Enel´s tender offer, which you may receive as well.

If you do not receive the attendance card, or if you lose your card, please see question 18.

2.2   If I want to accept The Offer, what should I do in the Shareholders Meeting?

If you want to accept The Offer, you should participate in the Shareholders Meeting and vote favourably for the proposed bylaws amendments in order to reduce the risk that the conditions for the completion of The Offer are not satisfied.

3.	Has the Board’s issued a recommendation with regard to this meeting?

Yes. Endesa’s Board of Director, at a meeting held on August 3, 2007, has recommended in favor of the amendments to its Corporate Bylaws and recommends shareholders participate in the Extraordinary General Shareholders’ Meeting and vote in favour of these Bylaws being amended for the following reasons:

•
Endesa’s Board of Directors, resolved unanimously that it views the economic terms of the Offer favorably, having determined that such terms are fair, from a financial point of view, to Endesa’s shareholders.

•	The Board of Directors took into account that the consideration offered by Acciona and Enel consists entirely of cash and that the Offer is open to all shareholders of Endesa.

II-	Announcement and convening of the meeting, quorum, place and time.

4.	When will the Extraordinary General Shareholders’ Meeting be held?

Endesa S.A.’s Extraordinary General Shareholders’ Meeting is to be held on September 25, 2007, at 11:00 a.m. at first call. In the event that the General Meeting cannot be held at first call because the necessary quorum is not achieved, it will be held in the same place and at the same time on September 26, 2007, at second call.

In consideration of the company’s present shareholder structure, the Meeting is likely to be held at first call on September 25, 2007.

5.	Where will the General Shareholders’ Meeting be held?

The Shareholders’ Meeting will be held at Pavilion 9 of the Parque Ferial Juan Carlos I (IFEMA), Madrid.

6.	Do these premises have access for disabled people?

Yes. The venue is fully adapted for disabled people.

7.	Getting there

Underground (metro)

-	Line 8, Nuevos Ministerios – Aeropuerto T4
Station: Campo de las Naciones (exit: Recintos Feriales)

Bus

-	Line 21, 73, Diego de León – Canillas
-	Line 104, Pza. Cdad. Lineal – Mar de Cristal
-	Line 112, Mar de Cristal – Alameda de Osuna
-	Line 122, Avenida de América – Campo Naciones
-	Line 322, Avenida de América – Campo Naciones – PT. Norte
-	Line 153, Las Rosas – Mar de Cristal

Auto

-    A-II, exit number 8
-    M-40, exits number 5, 6, y 7
-    M-11, exits number 5 y 6

8.	What time do the doors open?

The meeting venue will be open to shareholders from 9.30 am.

9.	How has the Shareholders’ Meeting been announced?

The call notice for the meeting was published in the Official Mercantile Gazette (BORME) and in several general and financial national and regional newspapers on August 7, 2007.

All information relating to the Extraordinary General Shareholders’ Meeting is also available on Endesa, S.A’s webpage.

10.	Will the Shareholders’ Meeting be broadcast?

The Extraordinary General Shareholders’ Meeting will be broadcast live with access via a special link on Endesa, S.A.’s website.

11.	What quorum is necessary for the Shareholders’ Meeting to be deemed validly convened?

At the forthcoming Extraordinary General Shareholders’ Meeting there will items on the agenda relating to amendments to Endesa’s Bylaws requested by the companies launching the Public Tender Offer. Therefore, for the meeting to be deemed validly convened the quorum established in article 26 of the Corporate Bylaws must be achieved, i.e. 50 per cent of the subscribed voting capital stock at the first call and 25 per cent at the second call.

III-	Right to information

Considering the special circumstances of “The Offer”, which involves several offerors, investors are urged to read the Prospectus approved by the CNMV (“Comisión Nacional del Mercado de Valores”) on 25 July 2007 because it contains important information. The Prospectus is available without charge from the Endesa´s website (www.endesa.es), from the CNMV´s website (www.cnmv.es), at Endesa´s principal executive offices in Madrid (Spain) and at principal executive offices of the Offerors.

12.	What information is available to the shareholder?

From the day the call notice for the Extraordinary General Shareholders’ Meeting was published until the date the meeting is held, shareholders will have access to the following information:

•	Call notice and agenda of the meeting.

•	Full text of the proposed resolutions in relation to each one of the agenda items.

•	Directors’ Report in relation to the resolutions in respect of bylaw amendments.

13.	How can I ask for information or clarification or ask any questions I may have concerning the Extraordinary General Shareholders’ Meeting?

Via the company’s website: www.endesa.es accessing the space dedicated to the Extraordinary General Shareholders’ Meeting – Shareholders’ Rights to Information.

Shareholders may also go in person to the Shareholders’ Office or send in their request by postal or electronic mail:

Calle Ribera del Loira Nº 60
28042 Madrid
Telephone: 900 666 900
e-mail: eoaccionista@endesa.es

14.	Where can I find information concerning the last Shareholders’ Meeting?

All information concerning the last Shareholders’ Meeting is available on the company’s website: www.endesa.es, in the space dedicated to Shareholder and Investor Information.

Shareholders may also go in person to the Shareholders’ Office or send in their request by postal or electronic mail:

Calle Ribera del Loira Nº 60
28042 Madrid
Telephone: 900666900
e-mail: eoaccionista@endesa.es

15.	Where do I have to go to collect the documentation I need for the Extraordinary General Shareholders’ Meeting?

Shareholders may deliver their proxy cards and collect the pertinent documentation for the Extraordinary General Shareholders’ Meeting, in addition to the attendance gift:

•	At Endesa´s executive offices from 7 August 2007 (Monday to Friday 9:00-14:00 and 16:00-18:00)

Calle Ribera del Loira Nº 60
28042 Madrid

•	Additionally, from 4 September 2007 at the following addresses:

ANDALUSIA		Horario
SEVILLA	AVDA.DE LA BORBOLLA 5 (SEVILLA)	L a V: 9,30 a 14,30
GRANADA	C/ESCUDO DEL CARMEN, 31 (primera planta)	L a V: 9,30 a 14,30
ARAGON
ZARAGOZA	SAN MIGUEL, 10	L a V: 9,30 a 14,30
BALEARIC ISLANDS
PALMA	JUAN MARAGALL,16	L a V: 9,00 a 14,00
VIZCAYA
BILBAO	GRAN VIA DON DIEGO LÓPEZ DE HARO 68	L a V: 10 a 14 y 17 a 20
Sábado: 10 a 14
CANARY ISLANDS
SANTA CRUZ DE TENERIFE	CARLOS J.R. HAMILTON 7, Edif. Princesa Dácil. (UNELCO)	L a J: 8.00 a 14.00
Viernes: 8.00 a 12.00

LAS PALMAS	C/ ALBAREDA, 38. Edif. Woermann (UNELCO)	L a J: 8.00 a 14.00
Viernes: 8.00 a 12.00
CATALONIA
BARCELONA	AV.PARAL.LEL,51	L a V: 9,30 a 14,30
GALICIA
A CORUÑA	C/ MÉDICO RODRÍGUEZ, Nº 12-14	L a V: 10 a 14 y 17 a 20
MADRID		Sábado: 10 a 14

MADRID	DIEGO DE LEÓN, 33	L a V: 10 a 14 y 17 a 20
VALENCIA		Sábado: 10 a 14

VALENCIA	GREGORIO MAYANS, 11	L a V: 10 a 14 y 17 a 20
Sábado: 10 a 14

•	Also, in Madrid from 4 September 2007 (Monday to Friday 9:0018:00) at the following places:

▪	Hotel Miguel Angel
C/ Miguel Angel, nº 29-31

▪	Hotel Abba Castilla Plaza
Paseo de la Castellana nº 220
Monday to Friday 9:00-14:00 and 16.00

IV-	Attendance fee

16.	Will a fee be paid for attending the Extraordinary General Shareholders’ Meeting?

At its meeting of 3 August, 2007 Endesa's Board of Directors resolved to pay an attendance fee of fifteen euro cents gross per share (0.15 euros gross per share) to all shareholders who participated in the Extraordinary General Shareholders’ Meeting, whether directly, by proxy or long-distance voting if shares are properly registered 5 days prior to the date when the meeting is schedule at first call.

17.	When will the fee be paid?

Attendance fee will be paid through the member entities of the clearinghouse Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR) beginning on the date of the Extraordinary General Shareholders’ Meeting.

The attendance fee is subject to taxation like a dividend. For this reason, a withholding of 18% will be applied to all individuals with a shareholding of less than 5% of the company’s capital.

V-	Methods of participating in the Shareholders’ Meeting

Any shareholders wishing to participate by any of the stipulated methods in the Shareholders’ Meeting must present an attendance card.

Furthermore if you have a qualified electronic signature and an advanced electronic signature, where they are based on a qualified electronic certificate for which there is no record of its revocation and which has been issued by the Spanish Public Certification Authority (CERES), which reports to the Spanish Mint, or an Electronic Identity Card (e-ID), you will be able to get a duplicate attendance card from Endesa´s web page.

18.	What must I do if I do not receive the attendance card for the Shareholders’ Meeting, or if I lose it?

You must ask the financial institution where your shares are deposited for a copy of the attendance card or a certificate which proves that you are indeed a shareholder.

19.	What must I do if I have to modify any of the personal data featured on the attendance/proxy card?

To make changes in the personal data of the card for this or future Shareholders’ Meetings, please notify the financial institution where your shares are deposited.

However, with the attendance card you have received, you will be able to attend the Shareholders’ Meeting and vote provided that your name and surnames, tax ID and the number of your shares are correct, and that, individually or together with others, you hold at least 50 shares.

   a- REPRESENTATION

      1- Through long-distance communication

20.	How can I be represented at the Extraordinary General Shareholders’ Meeting?

All shareholders may be represented at the Shareholders’ Meeting by another person. Proxies must be granted in writing and specifically for each Shareholders’ Meeting.

Since the attendance cards must be used by the shareholders as a document granting proxy at the Meeting, if shareholders wish to grant said proxy they must sign and duly fill out the card and indicate thereon the name of the person representing them.

Nevertheless, proxy is always revocable, so that if a shareholder does personally attend a Shareholders’ Meeting the power of proxy shall automatically be annulled.

Proxies may also be granted through long-distance communication, namely via postal or electronic correspondence.

21.	How can I grant a proxy through long-distance communication?

There are two ways:

1. By electronic means:

To grant a proxy by electronic communication with the Company, Endesa shareholders must go to the Company’s website at www.endesa.es, access the link to the Extraordinary General Meeting, and select the “Long-Distance Voting and Proxies” option.

Adequate guarantees to ensure the authenticity and identity of the shareholder granting the proxy are a qualified electronic signature and an advanced electronic signature, where they are based on a qualified electronic certificate for which there is no record of its revocation and which has been issued by the Spanish Public Certification Authority (CERES), which reports to the Spanish Mint.

All shareholders who have an electronic signature that meets the requirements indicated and who identify themselves by that signature, and all shareholders holding an electronic identity card (e-ID) may grant a proxy by going to the Company’s website at www.endesa.es and following the procedure established there.

Shareholders granting proxy using electronic means must notify the designated representative in this connection, unless said representative is a member of the Board of Directors or the Secretary to the Board of Directors of Endesa (such notice is deemed to have been served upon receipt by Endesa of the electronic proxy).

On the date and at the venue of the Meeting, the designated proxyholders must identity themselves with their national identity card or passport, if appropriate together with a copy of the electronic proxy, so that the Company can check the proxy granted to them.

The proxyholder can only exercise the shareholder’s vote by attending the Meeting in person.

2. By postal mail:

To grant postal proxies, shareholders must fill out and sign the “Proxies” section on the attendance card, issued on paper by the financial institution where the shares are deposited.

The proxyholder can only exercise the vote by attending the Shareholders’ Meeting in person.

Shareholders may send the duly completed and signed card:

•	By postal mail to the following address: ENDESA, S.A. (EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
•	Using the “prepaid” envelope, if any, accompanying the card.
•	By a courier service equivalent to the postal service to the above address.
•	By handing in the completed and signed card to the entity where the shares are held, ensuring that the entity forwards the card to ENDESA, in due time and form.

On the date and at the venue of the Meeting, the designated proxyholders must identify themselves with their national identity card or passport, if appropriate together with a copy of the proxy, so that the Company can check the proxy granted to them.

22.	What is the deadline for receipt of proxies granted via long-distance means?

Proxies granted via long-distance means (whether electronically or by postal mail) must be received by the Company 24 hours prior to the date and time when the meeting is scheduled at FIRST CALL.

Otherwise, the proxy will be deemed not to have been granted, unless its later receipt prior to the holding of the Shareholders’ Meeting poses no material problems for the verifications and calculations required in connection with preparing for and holding the Meeting.

23.	What are the priorities established between proxy, long-distance voting and personal attendance at the General Shareholders’ Meeting?

•
Personal attendance at the Shareholders’ Meeting by shareholders who have granted a proxy or already cast their vote via long-distance means, by whichever means, will render the proxy or vote cast via long-distance means ineffective.

•
Likewise, whichever means was used to cast it, a vote will render any proxy granted electronically or by means of a printed card ineffective, and the proxy will be deemed to have been revoked if granted previously, or not to have been granted at all if granted subsequently.

24.	What are the priorities between various proxies?

Should a shareholder validly grant several proxies, the last one received by the Company will prevail.

  2- Attendance of the proxyholder at the General Shareholders’ Meeting

Shareholders may participate in the meeting via a proxy, who shall attend the Meeting in person, in order to execute their instructions.

    3- Delivery of the proxy card at the Company Headquarters or at the premises designated for this purpose

Shareholders may hand in their cards at the Company headquarters or commercial premises, having duly completed the proxy or voting sections.

b- LONG-DISTANCE VOTING

25.	How can I vote by long-distance communication?

There are two ways:

1. By electronic means:

To vote via long-distance electronic communication with the Company, Endesa shareholders must go to the Company’s website at www.endesa.es, access the Extraordinary General Shareholders’ Meeting link, and select the “Long-distance Voting and Proxies” options.

Adequate guarantees to ensure the authenticity and identity of the shareholder granting the proxy are a qualified electronic signature and an advanced electronic signature, where they are based on a qualified electronic certificate for which there is no record of its revocation and which has been issued by the Spanish Public Certification Authority (CERES), which reports to the Spanish Mint.

All shareholders who have an electronic signature that meets the requirements indicated and who identify themselves by that signature, or an Electronic Identity Card (e-ID) may vote on the business on the agenda for the Shareholders’ Meeting by going to the Company’s website at www.endesa.es and following the procedure established therein.

2. By postal mail:

For long-distance postal voting, shareholders must fill out and sign the “Long-Distance Postal Voting ” section of the card for attendance, proxies and long-distance voting issued on paper by the entity where they have deposited their shares.

Having filled out and signed by hand the card for attendance, proxies and long-distance voting in the “Long-Distance Postal Voting” section, shareholders can send the card:

•	By postal mail to the following address: ENDESA, S.A. (EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
•	Using the “prepaid” envelope, if any, accompanying the card.
•	By a courier service equivalent to the postal service to the address indicated above.
•
By handing in the filled-out and signed card to the entity participating in IBERCLEAR at which they have deposited their shares, ensuring that the entity forwards the card to ENDESA, in due time and form.

If the attendance card issued by the entity at which the shares are deposited does not have a “Long-Distance Postal Voting” section, shareholders wishing to cast their votes by postal mail must download a Long-distance Voting Card from the ENDESA website at www.endesa.es, print it on paper, and fill it out and sign it, together with the attendance card issued by the entity.

Having filled out both cards and signed them by hand, shareholders can send them:

•	By postal mail to the following address: ENDESA, S.A. (EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
•	By a courier service equivalent to the postal service to the address indicated above.
•
By handing over the filled-out and signed card to the entity participating in IBERCLEAR at which they have deposited their shares, although they must make sure that the entity forwards the card to ENDESA, in due time and form.

26.	What is the deadline for receipt of longdistance votes?

Votes cast via long-distance means (whether electronically or by post) must be received by the Company 24 hours prior to the date and time when the meeting is scheduled at FIRST CALL.

Otherwise, the proxy will deemed not to have been granted and the vote not to have been cast, unless their later receipt prior to the holding of the Shareholders’ Meeting poses no material problems for the verification and calculations required in connection with preparing for and holding the Meeting.

Personal attendance at the Shareholders’ Meeting by shareholders who have cast their vote via long-distance means, whichever means was used to do so, will render the vote cast via long-distance means ineffective.

27.	What is the consideration given to long-distance voting?

Shareholders with the right to attend and who cast their votes via long-distance means as provided will be deemed to be present for the purpose of convening the Shareholders’ Meeting.

28.	How can I obtain an electronic certificate issued by the Spanish Public Certification Authority (CERES) which reports to the Spanish Mint, to exercise my rights using long-distance means?

There is detailed information about how to obtain a User’s Certificate on the website of the Spanish Mint (www.fnmt.es). However, the procedures may be summed up as follows:

From the homepage of the aforementioned website (www.fnmt.es) click on the link “CERES” to access the Spanish Public Certification Authority (CERES). .

Then click on the “Certificado de Usuario de la FNMT” , on “Obtención” and follow the instructions. The programme will ask you for your Tax Identification Number and will generate a password which you will have to present, along with your National Identity Card, to one of the public bodies listed.

You can then perform step three which is to upload the User Certificate onto your computer. Once you have completed this step and verified that the operation has been performed successfully, you may vote or grant proxies electronically.

c- DELIVERY OF THE CARD AT THE COMPANY HEADQUARTERS OR AT THE PREMISES DESIGNATED FOR THIS PURPOSE

Shareholders may deliver their signed card, in exercise of their right to vote or proxy, at Endesa's Registered Offices or at the premises designated for this purpose.

d- ATTENDANCE AT THE GENERAL SHAREHOLDERS’ MEETING

29.	Who is entitled to attend the Extraordinary General Shareholders’ Meeting and what must they do to attend?

All shareholders who, individually or together with others, hold at least 50 shares may attend the Shareholders’ Meeting.

You must have the attendance card provided by your financial institution in order to attend the Meeting.

In accordance with the provisions of Article 27 of the Bylaws, shareholders who, individually or grouped together with others, hold at least 50 shares, may attend Shareholders’ Meetings provided that they have registered their shares in the appropriate book entry accounting record five days before the Meeting is held and they obtain the relevant attendance card.

As indicated, to attend the Shareholders’ Meeting shareholders will need the attendance card issued by the financial institution at which their shares are deposited, as from the date on which the Meeting is announced in the Official Mercantile Gazette (BORME) and the journal of call notices, and which the same financial institution shall send directly to shareholders.

The attendance card is the document which shareholders’ financial institutions send shareholders featuring their personal data, data relating to the securities account in which their shares are deposited and also the information pertaining to the Extraordinary General Shareholders’ Meeting: agenda, amount of the attendance premium, instructions for voting or granting proxies, etc.

30.	Can I attend the Meeting if I do not have the minimum number of shares required?

Yes, but you must group together with other shareholders to attain the minimum number of 50 shares and for proxy purposes. You can be represented by other/s shareholder/s with whom you have grouped your shares to attain at least 50 shares, but in this case you will not be able to personally attend the Shareholders Meeting.

31.	How can I intervene during the course of the General Shareholders’ Meeting?

In accordance with the Regulations of the General Shareholders’ Meeting, the Chairman will invite shareholders who wish to participate in the meeting to have their request duly noted in the presence of the Notary, indicating their personal data and the number of shares which they hold or represent. The Chairman will invite shareholders who have so requested to take the floor.

During the time allotted for speaking on the floor, shareholders may request such reports or clarifications as they deem necessary regarding the items on the agenda, or any other matter which they consider appropriate.

Article 18 of the Regulation of the General Shareholders’ Meeting states that each shareholder shall initially have five minutes on the floor, although the Chairman of the Meeting may extend the time allotted.

Shareholders who wish to have the entirety of what they say on the floor noted in the Minutes must expressly make a request to this effect and deliver to the Notary, before taking the floor, the written transcript of their speech so that it can be verified and subsequently attached to the original Minutes.

32.	What is the deadline for me to acquire shares and thereby become entitled to attend the General Shareholders’ Meeting?

To attend, grant a proxy or vote at a General Shareholders’ Meeting you may acquire shares up to five days prior to the date of the Meeting, requesting the due certification of your position as shareholder from the financial institution where you deposit your shares.

33.	Can I attend the Meeting accompanied?

Only if the other person is a shareholder or holds a proxy from a shareholder.

VI-	Voting and adoption of resolutions at the Shareholders’ Meeting

34.	How many votes does a shareholder have at the Meeting?

Shareholders are granted one vote per share held or represented. Notwithstanding the above, no shareholder may, in relation to the shares held  cast a number of votes higher than that corresponding to 10 per cent of the total voting capital stock existing at any given time even if the shares held exceed said percentage, in accordance with Article 32 of the Bylaws.

35.	How can I exercise my right to vote if I attend the General Shareholders’ Meeting in person?

In the event that you attend the Meeting in person, you must take into account that, in accordance with the Regulations of the General Shareholders’ Meeting, all votes attending the meeting are considered to be favourable to the proposals listed on the agenda, unless the Notary is notified, in writing or in person, of your vote against the proposal, blank vote or abstention.

Nevertheless, in the case of resolutions concerning items not included on the agenda, the votes corresponding to all the shares attending the Meeting, unless the Notary is notified in writing or in person of their vote for, blank vote or abstention, will be deemed to be votes against the proposal put to a vote.

Notwithstanding the above, and having regard to the circumstances prevailing in each case, the Chairman of the Meeting may resolve that any other system for determining votes be used.

Furthermore, shares which appear on the list of attendees less those of holders or proxyholders who have absented themselves from the Meeting before the voting and have placed this circumstance on record in the presence of the Notary, will be deemed to be shares attending the Meeting.

However, shareholders may also be cast their votes by long-distance communication, namely via postal or electronic correspondence.

36.	How can I find out about the resolutions approved at the Meeting if I am unable to attend?

Shareholders may apprise themselves of the resolutions adopted by the Shareholders’ Meeting on the Company’s website.

They may also visit the Shareholders’ Office in person or address a request thereto by post or e-mail to receive all information pertaining to the Extraordinary Meeting.

Calle Ribera del Loira Nº 60
28042 Madrid
Telephone No.: 900666900
e-mail: eoaccionista@endesa.es

VII-	The Public Tender Offer

37.	What does this Extraordinary Shareholders’ Meeting have to do with the takeover offer for ENDESA?

For the bid launched by Acciona and Enel to go ahead, i.e., so that you can sell your shares as part of this offer, among other things an Extraordinary Shareholders’ Meeting must be convened and the proposals presented must be approved, unless Acciona and Enel voluntarily waives this condition.

38.	Shall I sell my shares or not? What would you recommend? What has the Board of Directors recommended to shareholders? At what price should I sell my shares?

The only one who can make that decision is you. All we can do is to inform you that according to the law, Endesa’s Board of Directors made a public report explaining its opinion. Almost literally, the fundamental aspects, of this opinion are:

In its report on the takeover bid, Endesa’s Board of Directors, values the terms of the offer favourably.

The members of the Board of Directors, who hold, directly or indirectly, shares in Endesa, have not yet made a decision as to whether or not to accept the offer in respect of the shares which they hold. They undertake to publicise their decision as soon as they make it and always within the acceptance period of the takeover offer.

Caja de Ahorros y Monte de Piedad de Madrid, through Mr. Miguel Blesa de la Parra, indicated that it has not yet adopted a resolution as to whether to tender the Endesa shares owned by it pursuant to the Offer.  Caja de Ahorros y Monte de Piedad de Madrid has undertaken to announce its decision as to whether to accept the Offer promptly upon making such decision, and in any case prior to the expiration of the Offer in Spain.

The price set by Acciona and Enel is Euro 40.16 per share in cash. The Board of Directors of Endesa values the terms of the offer favourably (see question 3).

39.	What do I have to do to sell my shares to Acciona and Enel? Can I sell them before the Shareholders’ Meeting?

To sell your shares in Endesa to Acciona and Enel and receive Euro 40.16 in cash per share, you must instruct the financial institution at which your shares are deposited to sell in the public tender offer by Acciona and Enel, duly completing the sale form or issuing the sell order by telephone, Internet or any other mechanism which you normally use with that depositary entity.

The period to tender your Endesa´s shares to Acciona´s and Enel´s offer is from 30 July to 1 October, 2007.

Withdrawal of acceptances are not allow unless a competing bid appears. The tender will just be effective at the end of the tender period and only if the bid´s requirements are met or the offerors decide to complete their offer.

If you wish to accept the Offer, you should attend the Extraordinary Shareholders Meeting and vote in favour of the modification of Endesa’s Corporate Bylaws to reduce risk of meeting bid requirements.

The Offer consideration (Euro 40.16 per share) will be reduced to reflect the gross effect of any dividends, distributions, other similar concepts, splits or share dividends effective from the date which the Offer was made through the date on which the result the Offer  is published (both dates excluded).

However, you can sell your shares in the market normally prior, during (if you have not accepted the Offer) and, evaluating the possible increase in risk, after the acceptance period of the offer.

40.	How will be splited between Acciona and Enel the acceptances in the offer settlement?

Acciona will obtain the first 42,079,382 Endesa´s shares which have accepted the Offer, representing 3.974% of total outstanding shares. The rest of the shares will be attributed to Enel.

41.	What happens if I don’t want to sell my shares?

You are not under any obligation to sell your shares. You can continue to be a shareholder in Endesa.

42.	Important dates and deadlines for selling my shares.

-	30 July to 1 October: This is the acceptance period for the offer.
-	25 September: Extraordinary General Shareholders’ Meeting.

43.	Could there be a third bid?

Yes, a third bid can be made during the first 10 calendar days of the tender period.

44.	Could Acciona and Enel withdraw from the process and declare its bid INVALID?

Acciona and Enel may decide not to complete its bid if it fails to meet any of the requirements the bid is conditioned on:

- Acceptance threshold: obtain above 50% of the total outstanding shares (considering the shares that Acciona and Enel already own: 487,116,120 shares or 46.01% total outstanding shares).
- Modification of Endesa’s Corporate Bylaws: Articles 32, 37, 38 and 42 before the tender period ends.

If both requirements are met, Acciona and Enel are required to complete its bid and pay for all tendered shares. However, if one or more of these requirements is not met, Acciona and Enel are free to decide whether to complete its bid, and accept the tendered shares for payment.

45.	If the bid is successful, could the dividend I receive every year be affected?

If the bid is successful there will be a change in the shareholder structure.  The Company’s new owners could decide to change the dividend policy, as they have announced in the Prospectus of the Offer.

Where can I get more information?

♦	If you are calling from Spain: Endesa’s freephone number 900 666 900 (national call).
♦	If you are calling from elsewhere in Europe: the freephone number of DF King (proxy agent): + (800) 5464-5464; and if you are calling from the United States: +1 (800) 967-7921
♦	On Endesa’s website www.endesa.es
♦	On the Spanish Securities Market Commission website www.cnmv.es
♦	On the Securities and Exchange Commission’s website www.sec.gov
♦	On Acciona’s website www.acciona.es
♦	On Enel’s website www.enel.com

NOTE: The answers provided here are intended as guidance, without prejudice to the strict application of legislation in force.

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